SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*




                               The Wet Seal, Inc.
                              --------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.10 par Value
                     ---------------------------------------
                         (Title of Class of Securities)


                                    961840105
                                 --------------
                                 (CUSIP Number)

                                Irving Teitelbaum
                                 Suzy Shier Ltd.
                              1604 St. Regis Blvd.
                              Dorval, Quebec H9P1H6
                                 (514) 684-3651
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 15, 1998
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 20

                                                              Page 2 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Gross-Teitelbaum Holdings, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  815,573
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            815,573

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            815,573


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.03%   (Class   B   Shares   held   by  the
                                            Reporting Person represent 28.00% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Los Angeles Express Fashions, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,300,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,300,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,300,000


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    12.21%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 44.63% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0%      (Class   B   Shares   held   by  the
                                            Reporting Person represent 0% of the
                                            outstanding Class B Shares. See Item
                                            5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 Suzy Shier  Equities Inc. (Formerly  known  as  3254143  Canada
                 Inc.)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,579,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,579,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,579,000


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.59%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 50.64% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


15       Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Ltd.

16       Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
17       SEC Use Only

18       Source of Funds*

                  AF

19 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

20       Citizenship or Place of Organization

                  Canada

                           21       Sole Voting Power
 Number of                                  0
   Shares
Beneficially               22       Shared Voting Power
  Owned By                                  1,978,500
    Each
  Reporting                23       Sole Dispositive Power
   Person                                   0
    With
                           24       Shared Dispositive Power
                                            1,978,500

25       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,978,500


26       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

27       Percent of Class Represented By Amount in Row (11)

                                    18.02%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 55.96% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


28       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross Holdings Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,978,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,978,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,978,500


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    18.02%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 55.96% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,978,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,978,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,978,500


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    18.02%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 55.96% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  IN

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Teitelbaum Holdings Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,794,073
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,794,073

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,794,073


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    23.69%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 83.96% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Irving Teitelbaum

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,794,073
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,794,073

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,794,073


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                  [_]

13       Percent of Class Represented By Amount in Row (11)

                                    23.69%  (Class   B   Shares   held   by  the
                                            Reporting Person represent 83.96% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  IN

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  La Senza Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  399,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            399,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            399,500


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.20%   (Class   B   Shares   held   by  the
                                            Reporting  Person represent 5.32% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 22 Pages
                                  SCHEDULE 13D

CUSIP No. 961840105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  3254127 Canada Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [x]
                                                     b. [_]
3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  815,573
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            815,573

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            815,573


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.03%   (Class   B   Shares   held   by  the
                                            Reporting Person represent 28.00% of
                                            the outstanding Class B Shares.  See
                                            Item 5.)


14       Type of Reporting Person*
                  CO

            Information set forth herein is qualified by information
                              set forth in Item 5.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 22 Pages



                  This Amendment No. 3 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the "Class A Shares"), of The Wet Seal, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the Initial Statement on Schedule 13D dated August 21, 1995 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 3 on Schedule 13D is being filed by the Reporting Persons to report that as a result of the recent acquisition of Class A Shares of the Issuer, the number of Class A Shares of which certain of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total number of outstanding Class A Shares. Previous filings on Schedule 13D report ownership on the basis of shares of Class B Common Stock (the "Class B Shares") which are convertible on a one-for-one basis into Class A Shares and which Class A Shares are registered under the Act. Consequently, this and all subsequent filings will report ownership on the basis of Class A Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1.           Security and Issuer.

                  This Statement relates to the Class A Shares. The address of the principal executive offices of the Issuer is 26972 Burbank, Foothill Ranch, California, 93610.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
                           (i)      Gross-Teitelbaum Holdings Inc. ("GTHI"),
                           (ii)     Los Angeles Express Fashions, Inc. ("LA"),
                           (iii)    Suzy Shier Inc. ("Suzy Shier Inc."),
                           (iv)     Suzy Shier Equities Inc.,
                           (v)      Suzy Shier Ltd. ("Suzy Shier Ltd."),
                           (vi)     Stephen Gross Holdings Inc. ("SGHI "),
                           (vii)    Stephen Gross ("Mr. Gross"),
                           (viii)   Teitelbaum Holdings Inc. ("THI"),
                           (ix)     Irving Teitelbaum ("Mr. Teitelbaum"),
                           (x)      La Senza Inc. ("La Senza") and
                           (xi)     3254127 Canada Inc. ("3254127").

                  In October 1997, the registered name of 3254143 Canada Inc. was changed to Suzy Shier Equities Inc. ("Suzy Shier Equities"). In or about November 1997, Suzy Shier Inc. exchanged its shares of LA for shares of Suzy Shier Equities. In addition, in or about November 1997, Suzy Shier Inc. entered a transaction whereby its ownership of Suzy Shier Equities was transferred to Suzy Shier Ltd. 2927977 Canada Inc., previously considered a Reporting Person, will not be deemed a Reporting Person by virtue of the fact that 100% of the voting shares of 3254127 are held by GTHI, the parent of 2927977 Canada Inc. Mr. Teitelbaum and Mr. Gross serve as directors of the Issuer.

                  During the past five years, none of the Reporting Persons and to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 14 of 22 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  Suzy Shier Equities expended approximately $1,518,156 of its working capital and La Senza expended approximately $4,038,771 of its working capital to purchase the securities reported herein as being acquired since September 6, 1998 (60 days prior to the date hereof).

                  The Class A Shares (and securities derivative thereof) held by the Reporting Persons for the account(s) of La Senza, Suzy Shier Equities, LA and 3254127 may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Class A Shares (and securities derivative thereof) which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  The transactions reported herein effected by Suzy Shier Equities and La Senza were carried out for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  In addition, as directors of the Issuer, Mr. Teitelbaum and Mr. Gross may have influence over the corporate activities of the Issuer, including as may relate to transactions described in Item (a) through (j) of
Item 4.

                  Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, or to propose or take any action as described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                 (a) (i) GTHI and 3254127 may be deemed the beneficial owner of 815,573 Class A Shares (approximately 8.03% of the total number of Class A Shares outstanding assuming conversion of 815,573 Class B Shares). This number consists of 815,573 Class B Shares held for the account of 3254127.

                      (ii) LA may be deemed the beneficial owner of 1,300,000 Class A Shares (approximately 12.21% of the total number of Class A Shares outstanding assuming conversion of 1,300,000 Class B Shares). This number consists of 1,300,000 Class B Shares held for its account.

                      (iii) Suzy Shier Inc. may be deemed the beneficial owner of 0 Class A Shares (approximately 0% of the total number of Class A Shares outstanding).

                      (iv) Suzy Shier Equities may be deemed the beneficial owner of 1,579,000 Class A Shares (approximately 14.59% of the total number of Class A Shares outstanding assuming conversion of 1,475,000 Class B Shares). This number consists of (1) 104,000 Class A Shares and 175,000 Class B Shares held for its account and (2) 1,300,000 Class B Shares held for the account of LA.

                      (v) Suzy Shier Ltd., SGHI and Mr. Gross may be deemed the beneficial owner of 1,978,500 Class A Shares (approximately 18.02% of the total number of Class A Shares outstanding assuming conversion of 1,630,000

                                                             Page 15 of 22 Pages



Class B Shares). This number consists of (1) 244,500 Class A Shares and 155,000 Class B Shares held for the account of La Senza, (2) 104,000 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities and (3) 1,300,000 Class B Shares held for the account of LA.

                     (vi) THI and Mr. Teitelbaum may be deemed the beneficial owner of 2,794,073 Class A Shares (approximately 23.69% of the total number of Class A Shares outstanding assuming conversion of 2,445,573 Class B Shares ). This number consists of (1) 244,500 Class A Shares and 155,000 Class B Shares held for the account of La Senza, (2) 104,000 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (3) 1,300,000 Class B Shares held for the account of LA and (4) 815,573 Class B Shares held for the account of 3254127.

                     (vii) La Senza may be deemed the beneficial owner of 399,500 Class A Shares (approximately 4.20% of the total number of Class A Shares outstanding assuming conversion of 155,000 Class B Shares). This number consists of (1) 244,500 Class A Shares and 155,000 Class B Shares held for its account.

                 (b) (i)     Each of Suzy Shier Ltd.,  SGHI, Mr. Gross,  THI and
Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 399,500 Class A Shares held for the account of La Senza.

                     (ii) Each of Suzy Shier Equities, Suzy Shier Ltd., SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 1,300,000 Class A Shares held for the account of LA.

                     (iii) Each of Suzy Shier Ltd., SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 279,000 Class A Shares held for the account of Suzy Shier Equities.

                     (iv) Each of GTHI, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 815,573 Class A Shares held for the account of 3254127.

                 (c) Except for the transactions disclosed on Annex A hereto, all of which were executed in block trades in the over-the-counter market, there have been no transactions with respect to the Class A Shares since September 6, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

                 (d) (i) The shareholders of LA have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by LA in accordance with their ownership interests in LA.

                     (ii) The shareholders of La Senza have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by La Senza in accordance with their ownership interests in La Senza.

                     (iii) The shareholders of Suzy Shier Equities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by Suzy Shier Equities in accordance with their ownership interests in Suzy Shier Equities.

                     (iv) The shareholders of 3254127 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by 3254127 in accordance with their ownership interests in 3254127.

                 (e)         Not applicable.

                                                             Page 16 of 22 Pages



                  With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

                                                             Page 17 of 22 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 5, 1998                GROSS-TEITELBAUM HOLDINGS INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Secretary


                                       LOS ANGELES EXPRESS FASHIONS, INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Secretary


                                       SUZY SHIER INC.


                                       By    /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Chairman & CEO


                                       SUZY SHIER EQUITIES INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   President


                                       SUZY SHIER LTD.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Chairman and CEO

                                                             Page 18 of 22 Pages




                                       STEPHEN GROSS HOLDINGS INC.


                                       By:   /s/ Stephen Gross
                                             -----------------------------------
                                             Name:    Stephen Gross
                                             Title:   Secretary


                                       STEPHEN GROSS


                                       /s/ Stephen Gross
                                       -----------------------------------------



                                       TEITELBAUM HOLDINGS INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Secretary


                                       IRVING TEITELBAUM


                                       /s/  Irving Teitelbaum
                                       -----------------------------------------



                                       LA SENZA INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   Chairman and CEO


                                       3254127 CANADA INC.


                                       By:   /s/ I. Teitelbaum
                                             -----------------------------------
                                             Name:    I. Teitelbaum
                                             Title:   President

                                                             Page 19 of 22 Pages



                                                          ANNEX A

                                    RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                                                     THE WET SEAL INC.




                                            Date of             Nature of            Number of              Price Per
For the Account of                        Transaction          Transaction            Shares                  Share
------------------                        -----------          -----------            ------                  -----
Suzy Shier Equities Inc.                    9/15/98                BUY                  500                  $14.3625

                                            9/15/98                BUY                33,600                 $14.4250

                                            9/15/98                BUY                65,900                 $14.5500

                                            9/16/98                BUY                 4,000                 $16.8625



La Senza Inc.                               9/15/98                BUY                50,000                 $14.2500

                                            9/17/98                BUY                40,000                 $16.2969

                                            9/21/98                BUY                154,500                $17.3100





                                                             Page 20 of 22 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.              Joint  Filing  Agreement  dated  November 5, 1998
                by and among Gross-Teitelbaum  Holdings Inc., Los
                Angeles Express Fashions,  Inc., Suzy Shier Inc.,
                Suzy  Shier  Equities  Inc.,   Suzy  Shier  Ltd.,
                Stephen  Gross  Holdings  Inc.,   Stephen  Gross,
                Teitelbaum  Holdings Inc., Irving Teitelbaum,  La
                Senza      Inc.      and      3254127      Canada
                Inc..............................................             21